BD 2/25 *

AB 2/27

06003323

...ES
...GE COMMISSION
... 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66176 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Grand Ave., 28th Floor
(No. and Street)

PROCESSED MAR 13 2006 THOMSON FINANCIAL

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Edwards (213) 830-6229
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name* )

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2006 WASH., D.C. 203

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 13 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/06

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, John Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCM Investments, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

FINOP

Title

Notary Public

WENDE LEE
COMM. #1589626
Notary Public - California
Los Angeles County
My Comm. Expires Jun. 30, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OCM INVESTMENTS, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

# OCM INVESTMENTS, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Members of OCM Investments, LLC

We have audited the accompanying statement of financial condition of OCM Investments, LLC as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OCM Investments, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 25, 2006

# OCM INVESTMENTS, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 45,936 |
| **Prepaid expenses** | | 53,585 |
| **Computer equipment,** net of accumulated depreciation of $9,000 | | 9,000 |
| **Receivable from related party** | | 15,722 |
| **Deposits** | | 3,667 |
| | $ | 127,910 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses | $ | 20,000 |
| **Members' equity** | | 107,910 |
| | $ | 127,910 |

*See accompanying notes to financial statements.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

OCM Investments, LLC (the "Company") is a securities broker-dealer that facilitates the private placement of interests in limited partnerships managed by an affiliated investment adviser, Oaktree Capital Management, LLC ("Oaktree"). The Company, a majority-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC) under paragraph (k)(2)(i).

*Computer Equipment*

Computer equipment is recorded at cost and depreciated using the straight-line method over three years.

*Income Taxes*

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

*Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Related-party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. Oaktree is the managing member of the Company. In relation to this agreement, the Company has a receivable of $15,722 from Oaktree at December 31, 2005. In addition, pursuant to the Company's limited liability agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs.

## 3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity. At December 31, 2005, the Company had net capital of $25,936, which was $20,936 in excess of its required minimum net capital of $5,000.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.